UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

RELIV INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

75952   R   100

(CUSIP Number)

December 3, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐ Rule 13d-1(b)

                ☒ Rule 13d-1(c)

                ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75952 R 100

1	NAME OF REPORTING PERSONS

The Paul & Jane Meyer Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	—0—

6	SHARED VOTING POWER
2,840,009

7	SOLE DISPOSITIVE POWER
—0—

8	SHARED DISPOSITIVE POWER
2,840,009

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,840,009

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.9%

12	TYPE OF REPORTING PERSON
CO

CUSIP NO. 75952 R 100

1		NAME OF REPORTING PERSONS
Jane Meyer

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒
Jane Meyer is a trustee of The Paul & Jane Meyer Family Foundation, the record holder of the shares indicated below with shared voting and dispositive power.

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		150,000

	6	SHARED VOTING POWER
2,840,009

	7	SOLE DISPOSITIVE POWER
150,000

	8	SHARED DISPOSITIVE POWER
2,840,009

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,990,009

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8%

12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 75952 R 100

Item 1.

	Item 1(a)	Name of Issuer:
Reliv International, Inc. (the “Company”)

	Item 1(b)	Address of Issuer’s Principal Executive Offices:
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005

Item 2.

	Item 2(a)	Name of Persons Filing:
The Paul & Jane Meyer Family Foundation
Jane Meyer

	Item 2(b)	Address or principal business office or, if none, residence:
4527 Lake Shore Drive
Waco, Texas 76710

	Item 2(c)	Citizenship:
The Paul & Jane Meyer Family Foundation is a Texas non-profit corporation.
Jane Meyer is a citizen of the United States.

	Item 2(d)	Title of class of securities:
Common Stock, $.001 par value

	Item 2(e)	CUSIP No.:
75952 R 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐          Broker or dealer registered under section 15 of the Act;

(b)  ☐   Bank as defined in section 3(a)(6) of the Act;

(c)  ☐          Insurance company as defined in section 3(a)(19) of the Act;

(d)  ☐         Investment company registered under section 8 of the Investment Company Act of 1940;

(e)  ☐          An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐            An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  ☐         A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP NO. 75952 R 100

(h)  ☐         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐             A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)  ☐             Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4.                       Ownership.

Item 4(a)	Amount beneficially owned:

	The Paul & Jane Meyer Family Foundation	- 2,840,009
	Jane Meyer	- 2,990,009

Item 4(b)	Percent of class:

	The Paul & Jane Meyer Family Foundation	- 17.9%
	Jane Meyer	- 18.8%

The calculation of the percentage of beneficial ownership of the Company’s common stock is based upon 15,873,754 shares outstanding on October 26, 2007, as disclosed by the Company in its Quarterly Report on Form 10-Q.

Item 4(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
		The Paul & Jane Meyer Family Foundation	- 0
		Jane Meyer	- 150,000

	(ii)	Shared power to vote or to direct the vote:
		The Paul & Jane Meyer Family Foundation	- 2,840,009
		Jane Meyer	- 2,840,009

	(iii)	Sole power to dispose or to direct the disposition of:
		The Paul & Jane Meyer Family Foundation	- 0
		Jane Meyer	- 150,000

	(iv)	Shared power to dispose or to direct the disposition of:
		The Paul & Jane Meyer Family Foundation	- 2,840,009
		Jane Meyer	- 2,840,009

CUSIP NO. 75952 R 100

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certifications.

	Item 10(a)	Not Applicable.

Item 10(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 75952 R 100

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE PAUL & JANE MEYER FAMILY FOUNDATION

By:	/s/ Paul J. Meyer
Paul J. Meyer
Trustee
Dated: January 3, 2008

/s/ Jane Meyer
Jane Meyer, individually
Dated: January 3, 2008